PRESS RELEASE

CZN-TSX CZICF-OTCBB	FOR IMMEDIATE RELEASE June 1, 2010

CANADIAN ZINC CORPORATION ANNOUNCES NORMAL COURSE ISSUER BID

Vancouver, British Columbia, June 1, 2010 – Canadian Zinc Corporation (TSX: CZN; OTCBB: CZICF) (the "Company" or "Canadian Zinc") announces that it intends to renew, subject to regulatory approval, its normal course issuer bid (the "Bid") pursuant to which the Company may purchase up to a maximum of 5,000,000 common shares in the capital of the Company (the "Shares"), representing approximately 4.2% of the issued and outstanding shares of the Company of 118,900,563 as at May 31, 2010.

The Company is of the view that the recent market prices of the Shares do not properly reflect the underlying value of the Company's assets. No insiders of the Company intend to participate in the Bid.

The Company intends to commence the renewed Bid on or about June 3, 2010 and terminate the Bid no later than May 31, 2011. Pursuant to TSX policies, daily purchases made by the Company may not exceed 33,038 shares, which is 25% of the average daily trading volume of 132,151 Shares on the TSX over the past six months, subject to certain prescribed exceptions. Purchases pursuant to the Bid will be made from time to time through the facilities of the Toronto Stock Exchange. Shares purchased will be paid for with cash available from the Company's working capital, which at March 31, 2010, was approximately $6.6 million. All Shares purchased pursuant to the Bid will be cancelled and returned to treasury.

During the course of Company's normal course issuer bid from June 1, 2009 to May 31, 2010, the Company did not purchase any shares.

About Canadian Zinc:
The Company’s principal focus is its efforts to advance the Prairie Creek Mine, a zinc/lead/silver property located in the Northwest Territories of Canada, towards production. The Prairie Creek Mine is partially developed with an existing 1,000 tonne per day mill and related infrastructure.

Cautionary Statement - Forward Looking Information

This press release contains certain forward-looking information, including the intended completion of a normal course issuer bid.  This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the availability of funds to complete purchases of common shares under the normal course issuer bid and the share price of the Company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

For further information contact:

John F. Kearney	Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 263-6686	(604) 688- 2001
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Tel: (416) 263-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001
E-mail: invest@canadianzinc.com                                                                                                 Website:  www.canadianzinc.com